Exhibit 12.1

GENERAL CANNABIS CORP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months				Period From
	Ended				June 5, 2013 to
	September 30,	Years Ended December 31,			December 31,
	2017	2016	2015	2014	2013
Earnings:
Pre-tax income (loss) before equity investment	$4,255,197	$(32,799,677)	$(8,786,277)	$(6,930,139)	$(710,962)
Fixed charges	1,374,812	6,288,589	1,753,500	1,000,496	1,665
Amortization of capitalized interest	—	—	—	—	—
Pre-tax losses of equity investees	—	—	—	—	—
Less: Capitalized interest	—	—	—	—	—
Preferred dividends	—	—	—	—	—
Equity investment	—	—	—	—	—

Earnings as adjusted	$5,630,009	$(26,511,088)	$(7,032,777)	$(5,929,643)	$(709,297)

Fixed charges:
Interest expense	$240,380	$5,476,084	$300,669	$244,771	$871
Interest capitalized	—	—	—	—	—
Debt-related amortization(a)	1,134,432	812,505	1,452,831	755,725	794
Interest within rental expense	—	—	—	—	—
Total fixed charges	$1,374,812	$6,288,589	$1,753,500	$1,000,496	$1,665

Ratio:
Ratio of earnings to fixed charges	4.1	(b)	(c)	(d)	(e)

(a)	Debt-related amortization includes amortization of debt discount.
(b)	The ratio was less than 1:1 for the year ended December 31, 2016 as earnings were inadequate to cover fixed charges by approximately $26.5 million.
(c)	The ratio was less than 1:1 for the year ended December 31, 2015 as earnings were inadequate to cover fixed charges by approximately $7.0 million.
(d)	The ratio was less than 1:1 for the year ended December 31, 2014 as earnings were inadequate to cover fixed charges by approximately $5.9 million.
(e)	The ratio was less than 1:1 for the period from June 5, 2013 (inception) to December 31, 2013 as earnings were inadequate to cover fixed charges by approximately $0.7 million.